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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                             Commission File Number    000-19532
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                           NOTIFICATION OF LATE FILING

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
         (Check One):  [X] Form10-K     [ ] Form 11-K     [ ] Form 20-F     [ ] Form 10-Q   [ ] Form N-SAR

         For Period Ended:   December 31, 2001
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         [ ] Transition Report on Form 10-K               [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form 20-F               [ ] Transition Report on Form N-SAR
         [ ] Transition Report on Form 11-K
         For the Transition Period Ended:
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         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                            REGISTRATION INFORMATION

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
Full name of registrant  American HomePatient, Inc.
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Former name if applicable      Diversicare Inc.
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Address of principal executive office (Street and number) 5200 Maryland Way, Suite 400
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City, state and zip code Brentwood, Tennessee  37027
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                                     PART II
                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

               (a)    The reasons described in reasonable detail in Part III of
                      this form could not be eliminated without unreasonable
                      effort or expense;
[X]            (b)    The subject annual report, semi-annual report, transition
                      report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
               (c)    The accountant's statement or other exhibit required by
                      Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Company and its lenders are currently in discussions regarding amending the Company's bank credit facility and extending its maturity date of December 31, 2002. The Company was uncertain whether such amendment would be completed by the filing date of its Form 10-K. An amendment to the Company's bank credit facility would significantly impact the Company's financial statements and Form 10-K, and the Company would have incurred unreasonable effort and expense in preparing a draft of its financial statements and its Form 10-K that reflected the existing bank credit facility while concurrently preparing a draft of its financial statements and its Form 10-K that reflected an amendment of its bank credit facility. Accordingly, the Company will file its Form 10-K within fifteen days following the due date of the Company's Form 10-K.


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                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.
                   Marilyn O'Hara                        615            221-8884
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                      (Name)                     (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [X] Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [X] Yes   [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         In the first nine months of 2001 the Company reported a net loss of $14.6 million compared to a net loss of $19.8 million for the same period in 2000. The Company anticipates recording a one-time gain of $2.6 million in the fourth quarter of 2001 associated with the sale of assets of one of the Company's infusion businesses and the sale of the assets of a respiratory and home medical equipment center. The Company anticipates reporting net income of $3.0 million for the fourth quarter of 2001 and a net loss of $11.5 million for the fiscal year 2001, as compared to a net loss of $11.9 million (including a one-time charge of $7.5 million for litigation settlement) for the fourth quarter of 2000 and a net loss of $31.7 million (also including the $7.5 million charge) for the fiscal year 2000.

                           American HomePatient, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 2, 2002         By: /s/ Marilyn O'Hara
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                            Marilyn O'Hara
                            Executive Vice President and Chief Financial Officer






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